UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13D	Estimated average burden hours per response. . 14.5

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Keystone Consolidated Industries, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

493422  30  7

(CUSIP Number)

Bruce E. Stern

General Counsel

Dexia Holding, Inc.

31 West 52nd Street

New York, New York 10019

(212) 826 0100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 24, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 493422 30 7

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dexia S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Belgium

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 1,089,068

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 1,089,068

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,089,068

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 10.9%

14.	Type of Reporting Person (See Instructions) HC

Item 1.	Security and Issuer

This Statement  relates to the shares of Common Stock, par value $0.01 (the “Common Stock”), of Keystone Consolidated Industries, Inc. (“Keystone”).  The principal executive offices of Keystone are located at Three Lincoln Centre, 5430 LBJ Freeway, Suite 1740, Dallas, Texas 75240-2697.

Item 2.	Identity and Background

(a)  Dexia S.A. (“Dexia”) is a Belgian corporation.  Through its subsidiaries, Dexia is primarily engaged in the business of public finance, banking and investment management in France, Belgium, Luxembourg and other European countries, as well as in the United States.  Dexia is the indirect owner of Financial Security Assurance Inc. (“FSA”), a New York insurance company that is engaged in the business of providing financial guaranty insurance on asset-backed and municipal obligations sold in domestic and international markets.  Dexia’s shares are traded on the Euronext Brussels and Euronext Paris markets as well as on the Luxembourg Stock Exchange.

(b) The address of Dexia’s principal office is Square de Meeûs 1, B-1000, Brussells, Belgium. Its telephone number is (001 32) 2213 5700.
(d) Dexia has not been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors).

(e) Dexia has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Dexia was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

In connection with a collateralized bond obligation (“CBO”) transaction, FSA insured $515,750,000 par amount of senior secured floating rate notes (the “Class A Notes”), which were issued together with other subordinate notes (collectively, the “Notes”), pursuant to an Indenture, dated as of May 6, 1999 (the “Indenture”), by and among Baldwin Place CDO Ltd. (f/k/a Triumph Capital CBO I Ltd.), FSA, as the insurer, JPMorgan Chase Bank (the “Trustee”), and others.  The Notes were secured by a portfolio of high yield debt securities (the “Collateral”).

On May 28, 2003, the Trustee gave notice of an Event of Default under the Indenture.  FSA, as the controlling party, had the right to direct the Trustee with respect to the exercise of any rights or powers under the Indenture, and on June 16, 2004, FSA directed the Trustee to declare all of the Notes to be due and payable.  On September 3, 2004, FSA directed the Trustee to sell all of the Collateral to the highest bidder at a foreclosure sale, and to distribute the proceeds in accordance with the Indenture.  FSA also informed the Trustee of its intent to submit a bid for the Collateral equal to an amount sufficient to redeem the Class A Notes then outstanding, plus certain other distributions due under the Indenture.  The foreclosure sale took place on September 24, 2004 and the sale of the Collateral was awarded to FSA, as the highest bidder.

The Trustee, FSA and Baldwin Place Refi Co. LLC (“Baldwin Place”), a New York limited liability company whose sole member is FSA Portfolio Management Inc., an affiliate of FSA, entered into a purchase and sale agreement pursuant to which FSA directed the Trustee to deliver the Collateral to Baldwin Place on October 1, 2004, upon receipt of the purchase price.  Baldwin Place financed its acquisition of the Collateral by issuing a $238,650,686.03 floating rate note to FSA Asset Management LLC, an affiliate of FSA.

The Collateral included $12,650,000 aggregate par amount of Keystone 6.00% bonds due May 2011. Previously, on February 26, 2004, Keystone, together with five of its direct and indirect subsidiaries (collectively, the “Debtors”), had filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code in the United States Bankruptcy Court for the Eastern District of Wisconsin in Milwaukee (the “Bankruptcy Court”).

On August 31, 2005 (the “Effective Time”), the Debtors emerged from Chapter 11 bankruptcy proceedings.  The Debtors had previously received confirmation of the Third Amended Joint Reorganization Plan (the “Reorganization Plan”) from the Bankruptcy Court.  Effective the Effective Time and pursuant to the Reorganization Plan, (a) all shares of Keystone’s common stock, par value $1.00 per share, and series A 10% cumulative convertible pay-in-kind preferred stock, no par value per share, outstanding prior to the Effective Time were canceled, and (b) Keystone issued 10 million shares of the Common Stock.  Of these shares, 4.9 million were issued to a trustee (the “Creditor Trustee”) for the benefit of certain of Keystone’s pre-petition unsecured creditors, including Baldwin Place, in exchange for allowed claims against Keystone.

On May 24, 2006, the Creditor Trustee distributed approximately 84% of the Common Stock held by it, including approximately 10.1% of the Common Stock to Baldwin Place.  Upon such distribution, Dexia obtained control of such Common Stock through its ownership of FSA and its affiliate Baldwin Place.  An additional 2% to 3% of the Common Stock is expected to be distributed to Baldwin Place when the Creditor Trustee completes the distribution to the unsecured creditors.

Item 4.	Purpose of Transaction

As discussed in Item 3, Baldwin Place received the Common Stock pursuant to the Reorganization Plan in exchange for its unsecured claims against Keystone and Baldwin Place may receive additional Common Stock when the Creditor Trustee completes the distribution to the unsecured creditors.

Depending upon its evaluation of Keystone’s business and prospects, and upon future developments (including, but not limited to, performance of Keystone securities, including the Common Stock, in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), Baldwin Place may from time to time dispose of all or a portion of the Common Stock it controls or cease selling Common Stock.  Any such sales of Common Stock may be in open market or privately negotiated transactions or otherwise.  Except as described in this Item 4 and Item 3, above, Dexia and its subsidiaries have not formulated any plans or proposals that relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer
Dexia beneficially owns 1,089,068 shares of the Common Stock, equal to approximately 10.9% of the outstanding Common Stock.

Dexia does not have sole power to vote or direct the vote, or sole power to dispose or direct the disposition of, any of the Common Stock it beneficially owns.  Pursuant to the Investment Management Agreement effective as of September 24, 2004 (the “Investment Management Agreement”), between  J.P. Morgan High Yield Partners, LLC (“JPMorgan”) (successor to Banc One High Yield Partners, LLC), as investment manager, and Baldwin Place, JPMorgan as investment manager has the right to take certain actions with respect to the Collateral, including the power to vote or to dispose of securities.

JPMorgan is an Ohio limited liability company in the business of asset management.  Its business address is 111 Polaris Parkway, Suite 2D, Columbus, Ohio 43240.  Its telephone number is (614) 213-1684. Dexia has been advised by JPMorgan that JPMorgan has not been convicted in a criminal proceeding during the last five years (excluding traffic violations or similar misdemeanors) and has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which Dexia was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Neither Dexia nor, to the best of its knowledge, JPMorgan has effected any transactions in the Common Stock controlled by Dexia during the past sixty days.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to the Investment Management Agreement, JPMorgan acts as investment manager of Baldwin Place’s assets, including the Common Stock.  A copy of the Investment Management Agreement is attached hereto as Exhibit 1.

Other than as set forth above, Dexia does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Keystone, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loans or option agreements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits
Exhibit 1.

Investment Management Agreement effective as of September 24, 2004, between J.P. Morgan High Yield Partners, LLC (successor to Banc One High Yield Partners, LLC), as investment manager, and Baldwin Place Refi Co. LLC.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 18, 2006
Date
/s/ François Durollet
Signature
Deputy General Manager François Durollet
Name/Title